August 29, 2019

Quint O. Turner
Chief Financial Officer
Air Transport Services Group, Inc.
145 Hunter Drive
Wilmington, OH 45177

       Re: Air Transport Services Group, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           Form 8-K Furnished August 5, 2019
           File No. 000-50368

Dear Mr. Turner:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure